EXHIBIT 99.1

Huazhu Group Limited Reports First Quarter of 2020 Financial Results

  A total of 5,953 hotels or 575,488 hotel rooms in operation and 2,375 unopened hotels in pipeline as of March 31, 2020. Excluding Deutsche Hospitality (“DH”), a total of 5,838 hotels or 552,362 hotel room in operation.
  Hotel turnover1 decreased 32% year-over-year to RMB5 billion for the first quarter. Excluding DH, hotel turnover decreased 49%.
  Net revenues decreased 15.7% year-over-year to RMB2.0 billion (US$284 million)2 for the first quarter, in line with revenue guidance previously announced of 15% to 20% decrease. Excluding DH, net revenue decreased 46.0% year-over-year.
  Due to the COVID-19 outbreak, net revenue of Legacy-Huazhu decreased by RMB1.1 billion year-over-year. We took cost mitigation measures to reduce costs and expenditures, but some measures to reduce rental, personnel costs and general and administrative expenses could only affect future quarters. Therefore, the reduction in net revenue directly affected operating income, EBITDA and net income.
  Net loss attributable to Huazhu Group Limited was RMB2.1 billion (US$301 million) for the first quarter of 2020, compared with net income attributable to Huazhu Group Limited of RMB106 million in the first quarter of 2019 and net income attributable to Huazhu Group Limited of RMB619 million in the previous quarter.
  Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted net loss attributable to Huazhu Group Limited (non-GAAP) for the first quarter of 2020 was RMB1.1 billion (US$155 million), compared with adjusted net income attributable to Huazhu Group Limited (non-GAAP) of RMB222 million for the first quarter of 2019.
  EBITDA (non-GAAP) for the first quarter of 2020 was negative RMB1.7 billion (US$245 million), compared with positive RMB412 million for the first quarter of 2019.
  Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) for the first quarter of 2020 was negative RMB704 million (US$99 million), compared to positive RMB528 million for the first quarter of 2019.
  In the second quarter of 2020, Huazhu expects net revenues to decline 32% to 34% year-over-year or 35% to 37% if excluding the addition of Deutsche Hospitality.

SHANGHAI, China, June 30, 2020 (GLOBE NEWSWIRE) -- Huazhu Group Limited (NASDAQ: HTHT) (“Huazhu” or the “Company”), a world-leading hotel group, today announced its unaudited financial results for the first quarter ended March 31, 2020.

Upon the completion of the Deutsche Hospitality acquisition on January 2, 2020, we added 5 new hotel brands, including Steigenberger Hotels & Resorts, Maxx by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotel. As of March 31, 2020, Huazhu’s worldwide hotel network in operation totaled 5,953 hotels and 575,488 rooms, including 115 hotels from the addition of DH. During the first quarter of 2020, Legacy-Huazhu business opened 296 hotels, including 10 leased (“leased-and-operated”) hotels and 286 manachised (“franchised-and-managed”) hotels and franchised hotels, and closed a total of 76 hotels, including 9 leased hotels and 67 manachised and franchised hotels. During the first quarter of 2020, Legacy-DH business opened 5 hotels, including 3 leased hotels and 2 manachised hotels and franchised hotels, and closed 9 hotels, including 2 leased hotels and 7 manachised and franchised hotels. As of March 31, 2020, Huazhu had a total of 2,375 unopened hotels in pipeline, including 2,334 hotels from Legacy-Huazhu business and 41 hotels from Legacy-DH business

Legacy-Huazhu Only – First Quarter of 2020 Operational Highlights

Due to the COVID-19 outbreak, some hotels were under governmental requisition and some hotels were temporarily closed. The number of our temporarily closed hotels declined from the peak of 2,310 hotels in mid-February down to 369 hotels as of March 31, 2020. During Q1 2020, the governmental authorities requisitioned accumulatively 610 Legacy-Huazhu hotels (2 million room nights, 12% of which were from our leased and owned hotels) at various locations and periods for medical support workers and quarantine purposes. As of March 31, 2020, we had 374 hotels under governmental requisition, representing 6% of hotels in operation. In this press release, we provide separate operating results for all hotels excluding hotels under requisition, and operational hotels excluding hotels under requisition and hotels temporarily closed. The year-over-year change and sequential change of operating results of ADR, occupancy rate and RevPAR were primarily due to the COVID-19 pandemic.

All hotels (excluding hotels under requisition)

  The ADR, which is defined as the average daily rate for all hotels in operation, was RMB189 in the first quarter of 2020, compared with RMB221 in the first quarter of 2019 and RMB232 in the previous quarter.
  The occupancy rate for all hotels in operation, was 39.6% in the first quarter of 2020, compared with 80.6% in the first quarter of 2019 and 82.2% in the previous quarter.
  Blended RevPAR, defined as revenue per available room for all hotels in operation, was RMB75 in the first quarter of 2020, compared with RMB178 in the first quarter of 2019 and RMB191 in the previous quarter.

Operational hotels (excluding ①hotels under requisition, and ②hotels temporarily closed)

  The ADR was RMB189 in the first quarter of 2020, compared with RMB221 in the first quarter of 2019 and RMB232 in the previous quarter.
  The occupancy rate for all hotels in operation was 46.7% in the first quarter of 2020, compared with 80.6% in the first quarter of 2019 and 82.2% in the previous quarter.
  Blended RevPAR was RMB88 in the first quarter of 2020, compared with RMB178 in the first quarter of 2019 and RMB191 in the previous quarter.
  For all hotels which had been in operation for at least 18 months, the same-hotel RevPAR was RMB87 for the first quarter of 2020, representing a 52.8% decrease from RMB184 for the first quarter of 2019, with a 17.9% decrease in ADR and a 35.5-percentage-point decrease in occupancy rate.

Legacy-DH Only – First Quarter of 2020 Operational Highlights

Due to the COVID-19 outbreak in Europe, some Legacy-DH hotels were temporarily closed since early March 2020. As of March 31, 2020, 85 DH hotels were temporarily closed, including 49 leased hotels and 36 manachised and franchised hotels. The operating data of ADR, occupancy rate and RevPAR presented below exclude hotels temporarily closed. The year-over-year change and sequential change of operational results was primarily due to the COVID-19 pandemic.

  The ADR was EUR89 in the first quarter of 2020, compared with EUR95 in the first quarter of 2019 and EUR97 in the previous quarter.
  The occupancy rate for all Legacy-DH hotels in operation was 51.7% in the first quarter of 2020, compared with 61.9% in the first quarter of 2019 and 69.1% in the previous quarter.
  Blended RevPAR was EUR46 in the first quarter of 2020, compared with EUR59 in the first quarter of 2019 and EUR67 in the previous quarter.

Ji Qi, founder, Executive Chairman and CEO of Huazhu commented: “In the fight against COVID-19 pandemic, Huazhu worked hard to take good care of our customers and employees, to keep our hotels open, and to provide support to our franchisees. Thanks to our persistence and outperformance, an increasing number of franchisees are now joining Huazhu family. From March through June, the number of new signings of hotels has increased compared to the same period of last year. ”

“Market consolidation will accelerate,” continued Mr. Ji, “and Huazhu has prepared to expand share after the crisis. For the next three years, we expect to penetrate into additional lower-tier cities in China where customers’ brand awareness and demand for quality have risen. In the meantime, our exploration in upscale segment continues under Joya and Blossom House brands, as well as Steigenberger and Intercity brands.”

First Quarter of 2020 Financial Results
The first quarter of 2020 financial results included the results of Legacy-DH business, which was not included in the first quarter of 2019 financial results. In the first quarter of 2020, both Legacy-Huazhu business and Legacy-DH business were greatly affected by the COVID-19 pandemic.

(RMB in millions)	Q1 2019	Q4 2019	Q1 2020
Revenues:
Leased and owned hotels	1,706	1,921	1,516
Manachised and franchised hotels	663	938	465
Others	18	51	32
Net revenues	2,387	2,910	2,013

Net revenues for the first quarter of 2020 were RMB2.0 billion (US$284 million), representing a 15.7% year-over-year decrease and a 30.8% sequential decrease. Excluding DH, our net revenues for the first quarter of 2020 were RMB1.3 billion, representing a 46.0% year-over-year decrease.

Net revenues from leased and owned hotels for the first quarter of 2020 were RMB1.5 billion (US$214 million), representing an 11.1% year-over-year decrease and a 21.1% sequential decrease. Excluding DH, our net revenues from leased and owned hotels for the first quarter of 2020 were RMB807 million, representing a 52.7% year-over-year decrease.

Net revenues from manachised and franchised hotels for the first quarter of 2020 were RMB465 million (US$66 million), representing a 29.9% year-over-year decrease and a 50.4% sequential decrease. Excluding DH, our net revenues from manachised and franchised hotels for the first quarter of 2020 were RMB455 million, representing a 31.4% year-over-year decrease.

Other revenues represent revenues generated from businesses other than our hotel operations, which mainly include revenues from the provision of IT products and services to hotels, revenues from Huazhu Mall™ and other revenues from Legacy-DH business, totaling RMB32 million (US$4 million) in the first quarter of 2020, compared to RMB18 million in the first quarter of 2019 and RMB51 million in the previous quarter. Excluding DH, our other revenues for the first quarter of 2020 were RMB26 million, representing a 44.4% year-over-year increase.

(RMB in millions)	Q1 2019	Q4 2019	Q1 2020
Operating costs and expenses:
Hotel operating costs	1,735	1,879	2,377
Other operating costs	7	21	8
Selling and marketing expenses	77	134	146
General and administrative expenses	206	330	316
Pre-opening expenses	104	149	111
Total operating costs and expenses	2,129	2,513	2,958

Hotel operating costs for the first quarter of 2020 were RMB2.4 billion (US$336 million), compared to RMB1.7 billion in the first quarter of 2019 and RMB1.9 billion in the previous quarter. Excluding DH, hotel operating costs for the first quarter of 2020 were RMB1.7 billion represented 129.7% of net revenues, compared to 72.7% for the first quarter in 2019 and 64.6% for the previous quarter.

Selling and marketing expenses for the first quarter of 2020 were RMB146 million (US$21 million), compared to RMB77 million in the first quarter of 2019 and RMB134 million in the previous quarter. Excluding DH, selling and marketing expenses for the first quarter of 2020 were RMB65 million, represented 5.0% of net revenues, compared to 3.2% for the first quarter in 2019 and 4.6% for the previous quarter.

General and administrative expenses for the first quarter of 2020 were RMB316 million (US$45 million), compared to RMB206 million in the first quarter of 2019 and RMB330 million in the previous quarter. Excluding DH, general and administrative expenses for the first quarter of 2020 were RMB226 million represented 17.5% of net revenues, compared to 8.6% for the first quarter in 2019 and 11.3% for the previous quarter. The impacts of a number of our costs cutting initiatives, such as streamlining of head office headcounts, will only be reflected in the future quarters as payroll reduction in Q1 had been offset by the related severance costs.

Pre-opening expenses for the first quarter of 2020 were RMB111 million (US$16 million), representing a 6.7% year-over-year increase and a 25.5% sequential decrease. Excluding DH, our pre-opening expenses for the first quarter of 2020 were RMB110 million, representing a 5.8% year-over-year increase.

Other operating income, net for the first quarter of 2020 was RMB88 million (US$13 million) mainly related to subsidy income and a one-off compensation from franchisee totaling RMB26 million, compared to RMB6 million in the first quarter of 2019 and RMB89 million in the previous quarter.

Loss from operations for the first quarter of 2020 was RMB857 million (US$122 million). Excluding share-based compensation expenses, adjusted loss from operations (non-GAAP) for the first quarter of 2020 was RMB828 million (US$118 million), compared to adjusted income from operations (non-GAAP) of RMB290 million in the first quarter of 2019 and adjusted income from operations (non-GAAP) of RMB508 million in the previous quarter. Excluding DH, our loss from operations for the first quarter of 2020 was RMB731 million, compared to income from operations of RMB264 million in the first quarter of 2019 and income from operations of RMB486 million in the previous quarter.

Operating margin, defined as income from operations as percentage of net revenues, for the first quarter of 2020 was negative 42.6%. Excluding DH, the operating margin for the first quarter of 2020 was negative 56.8%, compared with 11.1% in the first quarter of 2019 and 16.7% in the previous quarter.

Other expense, net for the first quarter of 2020 was RMB102 million (US$14 million), compared to other income, net of RMB65 million for the first quarter of 2019 and other income, net of RMB45 million for the previous quarter. Other expense, net for the first quarter of 2020 was mainly related to impairment loss on investments totaling RMB92 million.

Unrealized losses from fair value changes of equity securities for the first quarter of 2020 was RMB1.0 billion (US$142 million), compared to unrealized losses from fair value changes of equity securities of RMB90 million in the first quarter of 2019 and unrealized gains from fair value changes of equity securities of RMB230 million in the previous quarter. Unrealized gains (losses) from fair value changes of equity securities mainly represents the unrealized gains (losses) from our investment in equity securities with readily determinable fair values, such as AccorHotels.

Income tax benefit for the first quarter of 2020 was RMB30 million (US$4 million), compared to income tax expenses of RMB31 million in the same period of 2019 and income tax expenses of RMB133 million in the previous quarter. The effective tax rate of 1% in the first quarter of 2020 was mainly related to certain non-taxable loss of the fair value changes in equity securities investments and the valuation allowance provided for deferred tax assets.

Net loss attributable to Huazhu Group Limited for the first quarter of 2020 was RMB2.1 billion (US$301 million). Excluding share-based compensation expenses and the unrealized losses from fair value changes of equity securities, adjusted net loss attributable to Huazhu Group Limited (non-GAAP) for the first quarter of 2020 were RMB1.1 billion (US$155 million). Excluding DH, the net loss attributable to Huazhu Group Limited for the first quarter of 2020 was RMB2.0 billion, compared to net income attributable to Huazhu Group Limited of RMB106 million in the first quarter of 2019 and net income attributable to Huazhu Group Limited of RMB619 million in the previous quarter. Excluding DH, the adjusted net loss attributable to Huazhu Group Limited (non-GAAP) for the first quarter of 2020 was RMB981 million, compared with adjusted net income attributable to Huazhu Group Limited (non-GAAP) of RMB222 million in the first quarter of 2019 and adjusted net income attributable to Huazhu Group Limited (non-GAAP) of RMB411 million in the previous quarter.

Basic and diluted losses per share/ADS. For the first quarter of 2020, basic and diluted losses per share were RMB7.46 (US$1.05). For the first quarter of 2020, excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted basic and diluted losses per share (non-GAAP) were RMB3.85 (US$0.54).

EBITDA (non-GAAP) for the first quarter of 2020 was negative RMB1.7 billion (US$245 million). Excluding DH, the EBITDA (non-GAAP) for the first quarter of 2020 was negative RMB1.7 billion (US$234 million), compared with positive RMB412 million in the first quarter of 2019 and positive RMB1.1 billion in the previous quarter. Excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, adjusted EBITDA (non-GAAP) for the first quarter of 2020 was negative RMB704 million (US$99 million). Excluding DH, the adjusted EBITDA (non-GAAP) for the first quarter of 2020 was negative RMB631 million (US$88 million), compared with positive RMB528 million in the first quarter of 2019 and positive RMB854 million in the previous quarter.

Cash flow. Operating cash outflow for the first quarter of 2020 was RMB1.3 billion (US$190 million). Investing cash outflow for the first quarter of 2020 was RMB5.2 billion (US$739 million), mainly included RMB5 billion (net cash out) for the acquisition of DH.  Financing cash outflow for the first quarter of 2020 was RMB3.9 billion (US$550 million), mainly related to repayment of bank loans and dividend paid to shareholders.

Cash and cash equivalents and Restricted cash. As of March 31, 2020, the Company had a total balance of cash and cash equivalents of RMB1.8 billion (US$254 million) and restricted cash of RMB1.7 billion (US$237 million).

Debt financing. As of March 31, 2020, the Company had a total debt balance of RMB13.6 billion (US$1.9 billion) and the unutilized credit facility available to the Company was RMB2.0 billion. On April 17, 2020, we obtained a leverage covenant waiver for our syndication loan, which consisted of US$500 million and EUR440 million, due in December 2022. On May 26, 2020, we issued US$500 million of convertible senior notes due 2026. The proceeds of these convertible senior notes were partially used for the repayment of the revolving portion of our syndicated bank borrowings.

COVID-19 update

With China declaring an early victory in the containment of COVID-19 and normalized epidemic prevention and control, domestic travel is gradually rebuilding with eased travel restrictions and national policy for resuming production and work. Our occupancy rate has been improving steadily from March through early June, at which our hotels in China has reached 83%. Since June 11, 2020, more COVID-19 patient cases have been discovered in Beijing, and Beijing has reinstituted strict travel restrictions to curb the spread of COVID-19 once again. However, the Chinese government is more experienced and more prepared this time, and is more capable of preventing a nationwide spread of COVID-19.

Since early March 2020, Deutsche Hospitality hotel operations have also been affected by COVID-19 in Europe. In order to contain the spread of COVID-19, local governments ordered a number of our European hotels to be closed. At the end of March 2020, 74% or 85 of hotels of DH hotels were closed. The German government has implemented measures against COVID-19. Due to the German government’s measures and our employees’ great efforts, we have observed an initial recovery in our hotel operations since May. As of June 27, 2020, 79% or 91 of hotels of our DH hotels have resumed operations. We have also reached out to our banks for additional bank facilities to support our operations in Europe during this period. As of June 24, 2020, we secured EUR45 million from banks in Germany to support our cash needs.

Guidance
In the second quarter of 2020, Huazhu expects net revenues to decline 32% to 34% year-over-year or 35% to 37% if excluding the addition of Deutsche Hospitality. Given the uncertainties amid the mix of recovery in China and wider spread of COVID-19 outside of China, we are not able to provide meaningful revenue guidance for the full year 2020 at this time. We will continue to closely monitor these developments and provide more updates when possible.

The above forecast reflects the Company’s current and preliminary view, which is subject to change.

Conference Call
Huazhu’s management will host a conference call at 9 p.m. ET, Tuesday, June 30, 2020 (or 9 a.m. on Wednesday, July 1, 2020 in the Shanghai/Hong Kong time zone) following the announcement.

The conference call will be hosted by a Direct Event and all participants must preregister online prior to this call. Please use the link http://apac.directeventreg.com/registration/event/6692286 to complete the online registration at least 15 minutes prior to the commencement of this conference call. Once preregistration has been completed, participants will receive dial-in numbers, an event passcode, and a unique registrant ID. To join the conference, please dial the number you receive, enter the event passcode, then your unique registrant ID, and you will be connected to the conference. Please dial in approximately 10 minutes before the scheduled time of the call.

A telephone replay of the call will be available after the conclusion of the conference call until August 7, 2020. To access the replay, please dial +1 855 452 5696 (for callers in the US), 400 632 2162 (for callers in China Mainland), 800 963 117 (for callers in Hong Kong) or +61 2 8199 0299 (for callers outside of the US, China Mainland, and Hong Kong) and reference the conference ID 6692286.

Use of Non-GAAP Financial Measures
To supplement the Company’s unaudited consolidated financial results presented in accordance with U.S. Generally Accepted Accounting Principles (or U.S. GAAP), the Company uses the following non-GAAP measures defined as non-GAAP financial measures by the U.S. Securities and Exchange Commission (or SEC): hotel operating costs excluding share-based compensation expenses; general and administrative expenses excluding share-based compensation expenses; selling and marketing expenses excluding share-based compensation expenses; adjusted income from operations excluding share-based compensation expenses; adjusted net income attributable to Huazhu Group Limited excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; adjusted basic and diluted earnings per share/ADS excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities; EBITDA; and adjusted EBITDA excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with U.S. GAAP. For more information on these non-GAAP financial measures, please see the table captioned “Reconciliations of GAAP and non-GAAP results” at the end of this release. The Company believes that these non-GAAP financial measures provide meaningful supplemental information regarding Company performance by excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities that may not be indicative of Company operating performance. The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing Company performance and when planning and forecasting future periods. These non-GAAP financial measures also facilitate management’s internal comparisons to the Company’s historical performance. The Company believes these non-GAAP financial measures are also useful to investors in allowing for greater transparency with respect to supplemental information used regularly by Company management in financial and operational decision-making. A limitation of using non-GAAP financial measures excluding share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities is that share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will continue to be significant and recurring in the Company’s business. Management compensates for these limitations by providing specific information regarding the GAAP amounts excluded from each non-GAAP measure. The accompanying tables have more details on the reconciliations between GAAP financial measures that are most directly comparable to non-GAAP financial measures.

The Company believes that EBITDA is a useful financial metric to assess the operating and financial performance before reflecting the effects of investing and financing transactions and income taxes, given the significant investments that the Company has made in leasehold improvements, depreciation and amortization expense that comprise a significant portion of the Company’s cost structure. In addition, the Company believes that EBITDA is widely used by other companies in the lodging and other industry, and may be used by investors and Company management as a measure of financial performance. The Company believes that EBITDA provides investors with a useful tool for comparability between periods because it eliminates depreciation and amortization expense attributable to capital expenditures. The Company also uses adjusted EBITDA, which is defined as EBITDA before share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities, to assess operating results of our hotels in operation. The Company believes that the exclusion of share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities helps facilitate year-on-year comparison of the results of operations as the share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities may not be indicative of Company operating performance.

The Company believes that unrealized gains and losses from changes in fair value of equity securities are generally meaningless in understanding our reported results or evaluating the economic performance of our businesses. These gains and losses have caused and will continue to cause significant volatility in reported periodic earnings.

Therefore, the Company believes that adjusted EBITDA more closely reflects the performance capability of our hotels. The presentation of EBITDA and adjusted EBITDA should not be construed as an indication that the Company’s future results will be unaffected by other charges and gains considered to be outside the ordinary course of business.

The use of EBITDA and adjusted EBITDA has certain limitations. Depreciation and amortization expense for various long-term assets (including land use rights), income tax, interest expense and interest income have been and will be incurred and are not reflected in the presentation of EBITDA. Share-based compensation expenses and unrealized gains (losses) from fair value changes of equity securities have been and will be incurred and are not reflected in the presentation of adjusted EBITDA. Each of these items should also be considered in the overall evaluation of the results. The Company compensates for these limitations by providing the relevant disclosure of the depreciation and amortization, interest income, interest expense, income tax expense, share-based compensation expenses, and unrealized gains (losses) from fair value changes of equity securities and other relevant items both in the reconciliations to the U.S. GAAP financial measures and in the consolidated financial statements, all of which should be considered when evaluating the performance of the Company.

The terms EBITDA and adjusted EBITDA are not defined under U.S. GAAP, and neither EBITDA nor adjusted EBITDA is a measure of net income, operating income, operating performance or liquidity presented in accordance with U.S. GAAP. When assessing the operating and financial performance, investors should not consider these data in isolation or as a substitute for the Company’s net income, operating income or any other operating performance measure that is calculated in accordance with U.S. GAAP. In addition, the Company’s EBITDA or adjusted EBITDA may not be comparable to EBITDA or adjusted EBITDA or similarly titled measures utilized by other companies since such other companies may not calculate EBITDA or adjusted EBITDA in the same manner as the Company does.

Reconciliations of the Company’s non-GAAP financial measures, including EBITDA and adjusted EBITDA, to the consolidated statement of operations information are included at the end of this press release.

About Huazhu Group Limited
Originated in China, Huazhu Group Limited is a world-leading hotel operator and franchisor. As of March 31, 2020, Huazhu operated 5,953 hotels with 575,488 rooms in operation in 16 countries. Huazhu’s brands include Hi Inn, Elan Hotel, HanTing Hotel, JI Hotel, Starway Hotel, Orange Hotel, Crystal Orange Hotel, Manxin Hotel, Madison Hotel, Joya Hotel, and Blossom House. Upon the completion of the Deutsche Hospitality acquisition on January 2, 2020, Huazhu added 5 brands to our portfolio, including Steigenberger Hotels & Resorts, Maxx by Steigenberger, Jaz in the City, IntercityHotel and Zleep Hotel. In addition, Huazhu also has the rights as master franchisee for Mercure, Ibis and Ibis Styles, and co-development rights for Grand Mercure and Novotel, in the pan-China region.

Huazhu’s business includes leased and owned, manachised and franchised models. Under the lease and ownership model, Huazhu directly operates hotels typically located on leased or owned properties. Under the manachise model, Huazhu manages manachised hotels through the on-site hotel managers Huazhu appoints, and collects fees from franchisees. Under the franchise model, Huazhu provides training, reservations and support services to the franchised hotels, and collects fees from franchisees but does not appoint on-site hotel managers. Huazhu applies a consistent standard and platform across all of its hotels. As of March 31, 2020, Huazhu operates 17 percent of its hotel rooms under lease and ownership model, and 83 percent under manachise and franchise models.

For more information, please visit the Company’s website: http://ir.huazhu.com.

Safe Harbor Statement Under the Private Securities Litigation Reform Act of 1995: The information in this release contains forward-looking statements which involve risks and uncertainties, including statements regarding the Company’s capital needs, business strategy and expectations. Any statements contained herein that are not statements of historical fact may be deemed to be forward-looking statements, which may be identified by terminology such as “may,” “should,” “will,” “expect,” “plan,” “intend,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “forecast,” “project,” or “continue,” the negative of such terms or other comparable terminology. Readers should not rely on forward-looking statements as predictions of future events or results. Any or all of the Company’s forward-looking statements may turn out to be wrong. They can be affected by inaccurate assumptions, risks and uncertainties and other factors which could cause actual events or results to be materially different from those expressed or implied in the forward-looking statements. In evaluating these statements, readers should consider various factors, including the anticipated growth strategies of the Company, the future results of operations and financial condition of the Company, the economic conditions of China, the regulatory environment in China, the Company’s ability to attract customers and leverage its brands, trends and competition in the lodging industry, the expected growth of demand for lodging in China and other factors and risks outlined in the Company’s filings with the SEC, including the Company’s annual report on Form 20-F and other filings. These factors may cause the Company’s actual results to differ materially from any forward-looking statement. In addition, new factors emerge from time to time and it is not possible for the Company to predict all factors that may cause actual results to differ materially from those contained in any forward-looking statements. Any projections in this release are based on limited information currently available to the Company, which is subject to change. This release also contains statements or projections that are based upon information available to the public, as well as other information from sources which the Company believes to be reliable, but it is not guaranteed by the Company to be accurate, nor does the Company purport it to be complete. The Company disclaims any obligation to publicly update any forward-looking statements to reflect events or circumstances after the date of this document, except as required by applicable law.

1 Hotel turnover refers to total transaction value of room and non-room revenues (i.e., leased and operated, manachised and franchised hotels).

2 The conversion of Renminbi (“RMB”) into United States Dollars (“US$”) is based on the exchange rate of US$1.00=RMB7.0808 on March 31, 2020 as set forth in H.10 statistical release of the U.S. Federal Reserve Board and available at http://www.federalreserve.gov/releases/h10/hist/dat00_ch.htm.

---Financial Tables and Operational Data Follow—

Huazhu Group Limited
Unaudited Condensed Consolidated Balance Sheets
	December 31, 2019	March 31, 2020
	RMB	RMB	US$
	(in millions)

ASSETS
Current assets:
Cash and cash equivalents	3,234	1,800	254
Restricted cash	10,765	1,675	237
Short-term investments	2,908	1,539	217
Accounts receivable, net	218	405	57
Loan receivables, net	193	222	31
Amounts due from related parties	182	220	31
Inventories	57	90	13
Income tax receivables	-	20	3
Other current assets, net	699	839	118
Total current assets	18,256	6,810	961

Property and equipment, net	5,854	6,471	914
Intangible assets, net	1,662	5,854	827
Operating lease right-of-use assets	20,875	29,567	4,176
Finance lease right-of-use assets	-	1,776	251
Land use rights, net	215	213	30
Long-term investments	1,929	1,920	271
Goodwill	2,657	5,339	754
Amounts due from related parties	-	1	0
Loan receivables, net	280	297	42
Other assets, net	707	671	95
Deferred tax assets	548	759	107
Total assets	52,983	59,678	8,428

LIABILITIES AND EQUITY
Current liabilities:
Short-term debt	8,499	5,782	816
Accounts payable	1,176	1,143	161
Amounts due to related parties	95	77	11
Salary and welfare payables	491	547	77
Deferred revenue	1,179	1,230	174
Operating lease liabilities, current	3,082	3,388	478
Finance lease liabilities, current	-	23	3
Accrued expenses and other current liabilities	1,856	1,330	188
Dividends payable	678	-	-
Income tax payable	231	168	24
Total current liabilities	17,287	13,688	1,932

Long-term debt	8,084	7,810	1,103
Operating lease liabilities, noncurrent	18,496	27,618	3,900
Finance lease liabilities, noncurrent	-	2,168	306
Deferred revenue	559	546	77
Other long-term liabilities	566	659	93
Deferred tax liabilities	491	1,787	253
Retirement benefit obligations	-	126	18
Total liabilities	45,483	54,402	7,682

Equity:
Ordinary shares	0	0	0
Treasury shares	(107)	(107)	(15)
Additional paid-in capital	3,834	3,863	546
Retained earnings	3,701	1,559	220
Accumulated other comprehensive income (loss)	(49)	(115)	(16)
Total Huazhu Group Limited shareholders' equity	7,379	5,200	735
Noncontrolling interest	121	76	11
Total equity	7,500	5,276	746
Total liabilities and equity	52,983	59,678	8,428

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Comprehensive Income
	Quarter Ended
	March 31, 2019	December 31, 2019	March 31, 2020
	RMB	RMB	RMB	US$
	(in millions, except share, per share and per ADS data)
Revenues:
Leased and owned hotels	1,706	1,921	1,516	214
Manachised and franchised hotels	663	938	465	66
Others	18	51	32	4
Net revenues	2,387	2,910	2,013	284

Operating costs and expenses:
Hotel operating costs:
Rents	(651)	(663)	(866)	(122)
Utilities	(129)	(91)	(132)	(19)
Personnel costs	(446)	(490)	(643)	(91)
Depreciation and amortization	(223)	(257)	(311)	(44)
Consumables, food and beverage	(174)	(215)	(191)	(27)
Others	(112)	(163)	(234)	(33)
Total hotel operating costs	(1,735)	(1,879)	(2,377)	(336)
Other operating costs	(7)	(21)	(8)	(1)
Selling and marketing expenses	(77)	(134)	(146)	(21)
General and administrative expenses	(206)	(330)	(316)	(45)
Pre-opening expenses	(104)	(149)	(111)	(16)
Total operating costs and expenses	(2,129)	(2,513)	(2,958)	(419)
Other operating income (expense), net	6	89	88	13
Income (Losses) from operations	264	486	(857)	(122)
Interest income	33	39	29	4
Interest expense	(77)	(83)	(137)	(19)
Other (expense) income, net	65	45	(102)	(14)
Unrealized gains (losses) from fair value changes of equity securities	(90)	230	(1,003)	(142)
Foreign exchange gain (loss)	(32)	69	(58)	(8)
Income (Loss) before income taxes	163	786	(2,128)	(301)
Income tax (expense) benefit	(31)	(133)	30	4
Gain (Loss) from equity method investments	(33)	(28)	(60)	(8)
Net income (loss)	99	625	(2,158)	(305)
Net (income) loss attributable to noncontrolling interest	7	(6)	23	4
Net income (loss) attributable to Huazhu Group Limited	106	619	(2,135)	(301)

Other comprehensive income
Gain arising from defined benefit plan, net of tax	-	-	3	0
Foreign currency translation adjustments, net of tax	93	29	(67)	(9)
Comprehensive income (loss)	192	654	(2,222)	(314)
Comprehensive (income) loss attributable to noncontrolling interest	7	(6)	23	4
Comprehensive income (loss) attributable to Huazhu Group Limited	199	648	(2,199)	(310)

Earnings (Losses) per share/ADS:
Basic	0.37	2.17	(7.46)	(1.05)
Diluted	0.36	2.07	(7.46)	(1.05)

Weighted average number of shares used in computation:
Basic	283,251,520	285,256,343	286,013,704	286,013,704
Diluted	293,449,989	304,319,151	286,013,704	286,013,704

Huazhu Group Limited
Unaudited Condensed Consolidated Statements of Cash Flows
	Quarter Ended
	March 31, 2019	December 31, 2019	March 31, 2020
	RMB	RMB	RMB	US$
	(in millions)
Operating activities:
Net income (loss)	99	625	(2,158)	(305)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Share-based compensation	26	22	29	4
Depreciation and amortization, and other	237	273	336	48
Impairment loss	-	10	102	14
Loss from equity method investments, net of dividends	33	37	60	8
Investment (income) loss	77	(353)	1,088	154
Changes in operating assets and liabilities	(307)	387	(1,275)	(180)
Other	(18)	(22)	472	67
Net cash provided by (used in) operating activities	147	979	(1,346)	(190)

Investing activities:
Capital expenditures	(384)	(459)	(484)	(68)
Acquisitions, net of cash received	(36)	(160)	(5,056)	(714)
Purchase of long-term investments	-	(63)	-	-
Proceeds from maturity/sale of long- term investments	188	1,281	336	47
Loan advances	(186)	(76)	(58)	(8)
Loan collections	40	92	24	3
Other	0	20	3	1
Net cash provided by (used in) investing activities	(378)	635	(5,235)	(739)

Financing activities:
Net proceeds from issuance of ordinary shares upon exercise of options	1	4	0	0
Proceeds from debt	2,644	11,064	836	118
Repayment of debt	(2,186)	(3,136)	(4,023)	(568)
Dividend paid	(658)	-	(677)	(96)
Other	5	(2)	(29)	(4)
Net cash provided by (used in) financing activities	(194)	7,930	(3,893)	(550)

Effect of exchange rate changes on cash, cash equivalents and restricted cash	(2)	4	(50)	(7)
Net increase (decrease) in cash, cash equivalents and restricted cash	(427)	9,548	(10,524)	(1,486)
Cash, cash equivalents and restricted cash at the beginning of the period	4,884	4,451	13,999	1,977
Cash, cash equivalents and restricted cash at the end of the period	4,457	13,999	3,475	491

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended March 31, 2020
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	2,377	118.1%	10	0.5%	2,367	117.6%
Other operating costs	8	0.4%	-	0.0%	8	0.4%
Selling and marketing expenses	146	7.3%	1	0.0%	145	7.3%
General and administrative expenses	316	15.7%	18	0.9%	298	14.8%
Pre-opening expenses	111	5.5%	-	0.0%	111	5.5%
Total operating costs and expenses	2,958	147.0%	29	1.4%	2,929	145.6%
Income (Loss) from operations	(857)	-42.6%	29	1.4%	(828)	-41.2%

	Quarter Ended March 31, 2020
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	US$		US$		US$
	(in millions)
Hotel operating costs	336	118.1%	1	0.5%	335	117.6%
Other operating costs	1	0.4%	-	0.0%	1	0.4%
Selling and marketing expenses	21	7.3%	0	0.0%	21	7.3%
General and administrative expenses	45	15.7%	3	0.9%	42	14.8%
Pre-opening expenses	16	5.5%	-	0.0%	16	5.5%
Total operating costs and expenses	419	147.0%	4	1.4%	415	145.6%
Income (Loss) from operations	(122)	-42.6%	4	1.4%	(118)	-41.2%

	Quarter Ended December 31, 2019
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	1,879	64.6%	7	0.2%	1,872	64.4%
Other operating costs	21	0.7%	-	0.0%	21	0.7%
Selling and marketing expenses	134	4.6%	1	0.0%	133	4.6%
General and administrative expenses	330	11.3%	14	0.5%	316	10.8%
Pre-opening expenses	149	5.1%	-	0.0%	149	5.1%
Total operating costs and expenses	2,513	86.3%	22	0.7%	2,491	85.6%
Income from operations	486	16.7%	22	0.7%	508	17.4%

	Quarter Ended March 31, 2019
	GAAP Result	% of Net Revenues	Share-based Compensation	% of Net Revenues	Non-GAAP Result	% of Net Revenues
	RMB		RMB		RMB
	(in millions)
Hotel operating costs	1,735	72.7%	8	0.3%	1,727	72.4%
Other operating costs	7	0.3%	-	0.0%	7	0.3%
Selling and marketing expenses	77	3.2%	1	0.0%	76	3.2%
General and administrative expenses	206	8.6%	17	0.7%	189	7.9%
Pre-opening expenses	104	4.4%	-	0.0%	104	4.4%
Total operating costs and expenses	2,129	89.2%	26	1.0%	2,103	88.2%
Income from operations	264	11.1%	26	1.0%	290	12.1%

Huazhu Group Limited
Unaudited Reconciliation of GAAP and Non-GAAP Results
	Quarter Ended
	March 31, 2019	December 31, 2019	March 31, 2020
	RMB	RMB	RMB	US$
	(in millions, except shares, per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	106	619	(2,135)	(301)
Share-based compensation expenses	26	22	29	4
Unrealized (gains) losses from fair value changes of equity securities	90	(230)	1,003	142
Adjusted net income (loss) attributable to Huazhu Group Limited (non-GAAP)	222	411	(1,103)	(155)

Adjusted earnings (losses) per share/ADS (non-GAAP)
Basic	0.79	1.44	(3.85)	(0.54)
Diluted	0.76	1.38	(3.85)	(0.54)

Weighted average number of shares used in computation
Basic	283,251,520	285,256,343	286,013,704	286,013,704
Diluted	293,449,989	304,319,151	286,013,704	286,013,704

	Quarter Ended
	March 31, 2019	December 31, 2019	March 31, 2020
	RMB	RMB	RMB	US$
	(in millions, except per share and per ADS data)
Net income (loss) attributable to Huazhu Group Limited (GAAP)	106	619	(2,135)	(301)
Interest income	(33)	(39)	(29)	(4)
Interest expense	77	83	137	19
Income tax expense (benefit)	31	133	(30)	(4)
Depreciation and amortization	231	266	321	45
EBITDA (non-GAAP)	412	1,062	(1,736)	(245)
Share-based compensation	26	22	29	4
Unrealized (gains) losses from fair value changes of equity securities	90	(230)	1,003	142
Adjusted EBITDA (non-GAAP)	528	854	(704)	(99)

Operating Results: Legacy-Huazhu

	Number of hotels				Number of rooms
	Opened in Q1 2020	Closed (1) in Q1 2020	Net added in Q1 2020	As of March 31, 2020	As of March 31, 2020

Leased and owned hotels	10	(9)	1	689	88,355
Manachised and franchised hotels	286	(67)	219	5,149	464,007
Total	296	(76)	220	5,838	552,362
(1) The reasons for hotel closures mainly include non-compliance to brand standards, operating losses, and property-related issues. In Q1 2020, we had 14 hotels closed for brand upgrade and business model change purposes

	As of March 31, 2020
	Number of hotels	Unopened hotels in pipeline
Economy hotels	3,992	1,128
Leased and owned hotels	460	6
Manachised and franchised hotels	3,532	1,122
Midscale and upscale hotels	1,846	1,206
Leased and owned hotels	229	29
Manachised and franchised hotels	1,617	1,177
Total	5,838	2,334

All hotels (excluding hotels under requisition)
	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2019	2019	2020	change
Average daily room rate (in RMB)
Leased and owned hotels	258	277	211	-18.4%
Manachised and franchised hotels	211	223	184	-12.8%
Blended	221	232	189	-14.6%
Occupancy rate (as a percentage)
Leased and owned hotels	83.6%	84.7%	40.3%	-43.3p.p.
Manachised and franchised hotels	79.8%	81.6%	39.4%	-40.4p.p.
Blended	80.6%	82.2%	39.6%	-41.0p.p.
RevPAR (in RMB)
Leased and owned hotels	216	235	85	-60.6%
Manachised and franchised hotels	169	182	73	-56.9%
Blended	178	191	75	-58.1%

Operational hotels (excluding ①hotels under requisition, ②hotels temporarily closed)
	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2019	2019	2020	change
Average daily room rate (in RMB)
Leased and owned hotels	258	277	211	-18.4%
Manachised and franchised hotels	211	223	184	-12.8%
Blended	221	232	189	-14.6%
Occupancy rate (as a percentage)
Leased and owned hotels	83.6%	84.7%	43.8%	-39.8p.p.
Manachised and franchised hotels	79.8%	81.6%	47.4%	-32.5p.p.
Blended	80.6%	82.2%	46.7%	-33.9p.p.
RevPAR (in RMB)
Leased and owned hotels	216	235	92	-57.2%
Manachised and franchised hotels	169	182	87	-48.3%
Blended	178	191	88	-50.5%

Same-hotel operational data by class
Mature hotels in operation for more than 18 months (excluding hotels under requisition)
	Number of hotels		Same-hotel RevPAR			Same-hotel ADR			Same-hotel Occupancy
	As of		For the quarter ended		yoy	For the quarter ended		yoy	For the quarter ended		yoy
	March 31,		March 31,		change	March 31,		change	March 31,		change
	2019	2020	2019	2020		2019	2020		2019	2020	(p.p.)
Economy hotels	2,421	2,421	155	76	-50.6%	179	150	-16.2%	86.3%	50.9%	-35.4
Leased and owned hotels	411	411	173	78	-55.2%	197	160	-18.8%	87.8%	48.5%	-39.3
Manachised and franchised hotels	2,010	2,010	150	76	-49.2%	174	147	-15.4%	85.9%	51.6%	-34.3
Midscale and upscale hotels	850	850	247	108	-56.2%	320	259	-18.9%	77.3%	41.7%	-35.5
Leased and owned hotels	173	173	299	112	-62.7%	378	291	-23.1%	79.1%	38.3%	-40.8
Manachised and franchised hotels	677	677	229	107	-53.4%	299	248	-17.0%	76.6%	43.0%	-33.6
Total	3,271	3,271	184	87	-52.8%	220	180	-17.9%	83.5%	48.0%	-35.5

Operating Results: Legacy-DH

	Number of hotels				Number of rooms	Unopened hotels in pipeline
	Opened	Closed	Net added	As of	As of	As of
	in Q1 2020	in Q1 2020	in Q1 2020	March 31, 2020	March 31, 2020	March 31, 2020
Leased hotels	3	(2)	1	67	12,327	28
Manachised and franchised hotels	2	(7)	(5)	48	10,799	13
Total	5	(9)	(4)	115	23,126	41

	For the quarter ended
	March 31,	December 31,	March 31,	yoy
	2019	2019	2020	change
Average daily room rate (in EUR)
Leased hotels	104	105	97	-6.9%
Manachised and franchised hotels	83	88	80	-4.4%
Blended	95	97	89	-5.9%
Occupancy rate (as a percentage)
Leased hotels	64.8%	72.8%	52.6%	-12.2p.p.
Manachised and franchised hotels	58.6%	65.0%	50.4%	-8.2p.p.
Blended	61.9%	69.1%	51.7%	-10.3p.p.
RevPAR (in EUR)
Leased hotels	67	76	51	-24.4%
Manachised and franchised hotels	49	57	40	-17.7%
Blended	59	67	46	-21.6%

DH hotels by region

	Number of hotels
	As of March 31, 2020
	All	Leased	Manachised and franchised
Europe	93	67	26
-Germany	70	51	19
North Africa	17	0	17
Asia	5	0	5
Total	115	67	48

Hotel Portfolio by Brand
Huazhu has realigned our brands for accelerated quality growth. During 2020: (1) we have reclassified our Ibis hotels as economy hotels; (2) we have consolidated HanTing Premium to HanTing; and (3) we have consolidated Grand Madison to Madison.

	As of March 31, 2020
	Hotels	Rooms	Unopened hotels
	in operation		in pipeline
Economy hotels	4,004	336,004	1,138
HanTing Hotel	2,630	245,171	503
Hi Inn	464	26,956	130
Elan Hotel	713	42,375	424
Ibis Hotel	185	20,254	71
Zleep Hotel	12	1,248	10
Midscale and upscale hotels	1,949	239,484	1,237
Ibis Styles Hotel	59	7,120	33
Starway Hotel	367	31,616	281
JI Hotel	885	111,205	469
Orange Hotel	255	29,199	164
Crystal Orange Hotel	95	12,760	63
Manxin Hotel	52	4,702	35
Madison Hotel	15	1,933	28
Mercure Hotel	71	12,733	81
Novotel Hotel	9	2,818	13
Joya Hotel	8	1,407	4
Blossom House	24	832	25
Grand Mercure Hotel	6	1,281	10
Steigenberger Hotels & Resorts	50	11,909	8
Intercity Hotel	42	7,537	19
Maxx by Steigenberger	5	777	1
Jaz in the City	2	424	2
Other partner hotels	4	1,231	1
Total	5,953	575,488	2,375

Contact Information
Investor Relations
Tel: +86 (21) 6195 9561
Email: ir@huazhu.com
http://ir.huazhu.com